EXHIBIT 99.1

Crucell and Gene Medicine Japan Initiate Manufacturing Partnership for Asia

LEIDEN, The Netherlands and KOBE, Japan, October 14, 2003 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) and Japan-based Gene Medicine Japan, Inc. (GMJ) today announced that they have entered into a license agreement for Crucell's proprietary PER.C6(TM) production technology.

GMJ will use Crucell's PER.C6(TM) technology to provide manufacturing services for companies, universities, and other institutions researching adenovirus-based recombinant vaccines and gene medicine products in Japan and the rest of Asia.

The PER.C6(TM) technology is a human cell line used for the production of biopharmaceutical products including vaccines and antibodies for some of the most virulent diseases. Crucell has licensed its PER.C6(TM) production technology to companies in Europe and North America, but until now the technology has not been widely available in Asia. The Crucell-GMJ agreement is expected to help boost research activity in Japan and the rest of Asia. GMJ's production facility is scheduled to commence operations on Kobe Port Island in June 2004.

"Licensing our PER.C6(TM) technology is key to our business strategy, and we are experiencing growing demand for this safe, cost-effective, scalable manufacturing technology from the biopharmaceutical industry," commented Crucell's President and CEO, Dr. Dinko Valerio. "Crucell's goal in Asia, as it is in the US and Europe, is to make PER.C6(TM) technology the industry standard for manufacturing adenovirus-based vaccines and gene medicine products. The safety documentation of the PER.C6(TM) cell line is proving a great advantage as the use of our technology gathers momentum."

"Clinical research on new gene medicine products is bound to grow tremendously in Japan. We expect demand for GMP-grade vectors to increase in tandem with this, and are pleased to have secured the rights to this advanced manufacturing technology," said Dr. Akinobu Gotoh, Vice President of GMJ.

Under the terms of the agreement, Crucell will receive upfront and annual payments, as well as double-digit royalties on contract manufacturing sales by GMJ. Further financial details were not disclosed.

About PER.C6(TM) Technology

PER.C6(TM) is a human cell line developed for large-scale production of a range of biopharmaceutical products including vaccines and gene medicine products. Compared to currently existing cell lines, the strengths of the PER.C6(TM) cell line lie in its favourable safety profile, pure process and its ability to efficiently produce effective vaccines and gene medicine products at pharmaceutical relevant scale. Furthermore, manufacture of adenovirus-based recombinant vaccines and gene medicine products on the PER.C6(TM) cell line occurs without production of unwanted side products, such as replication competent adenovirus (RCA).

The generation of the PER.C6(TM) cell line was performed in compliance with Good Laboratory Practice, and the cell banks meet all pertinent US and EEC regulatory requirements.

The PER.C6(TM) technology is endorsed by companies in the pharmaceutical and biotechnology industry as a manufacturing technology for a broad range of products including recombinant vaccines, classical vaccines, gene medicine vectors, monoclonal antibodies, therapeutic proteins and veterinary vaccines. Several licensee companies are engaged in Phase I or Phase II clinical trials with PER.C6(TM)-based products in therapeutic areas including HIV (Merck & Co., Inc) and angiogenesis (Genvec, Inc.). Other licensees include GSK, Centocor/J&J and Aventis.

Crucell offers manufacturing services on its PER.C6(TM) technology for monoclonal antibodies and therapeutic proteins through DSM Biologics, for recombinant vaccines and gene medicine vectors in the United States through Molecular Medicine BioServices Inc., and for 'classical' vaccines through Novavax.

Crucell is currently developing Ebola, West Nile virus, and influenza vaccines based on PER.C6(TM) technology.

About Crucell

Crucell N.V. is a biotechnology company dedicated to developing biopharmaceuticals that combat infectious diseases. Toward this aim, Crucell develops vaccines and antibodies and licenses its PER.C6(TM) production technology to pharmaceutical and biotechnology companies worldwide. Crucell has partnered with the U.S. National Institutes of Health (NIH) for the development of an Ebola vaccine, and is also developing West Nile and Influenza vaccines based on PER.C6(TM). The company's licensees include Merck & Co. Inc., for its HIV vaccine, GSK, Centocor/J&J and Aventis. Crucell has an alliance with contract manufacturer DSM Biologics for the large-scale production of monoclonal antibodies and recombinant proteins based on Crucell's PER.C6(TM) technology. Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

About Gene Medicine Japan

Gene Medicine Japan is a privately owned contract manufacturing and services organization based in Kobe, Japan, capitalized at JPY21,500,000 and serving clients in the gene medicine and vaccine market in Japan and other countries in Asia. Gene Medicine was established in January 2003, and is currently constructing Japan's first full GMP-standard (Good Manufacturing Practise) vector manufacturing facility at Kobe's Port Island 2nd Stage industrial complex. The plant is scheduled for completion in June 2004.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

To view the PDF version of the release, please click on the link below:

http://hugin.info/132631/R/920371/123925.pdf

CONTACT:  Crucell N.V.
          Louise Dolfing Communications Manager
          Tel. +31-(0) 71-524 8863
          l.dolfing@crucell.com

          Ashton Consulting Limited Tokyo, Japan
          Dan Underwood or Jim Bonner
          Tel. +81 3 5403 4862
          mail@ashton.jp